Exhibit 99.1

Amsterdam, 3 August 2022

Half Year 2022 Results

Just Eat Takeaway.com makes significant progress towards profitability in H1 2022

Northern Europe, North America, and UK and Ireland were Adjusted EBITDA positive in Q2 2022

Statement of Jitse Groen, CEO of Just Eat Takeaway.com: “After a period of exceptional growth, Just Eat Takeaway.com is now two times larger than it was pre-pandemic. Whilst this growth required significant investment, we have continued to focus on executing our strategy to build and operate highly profitable food delivery businesses.

Our three largest segments, representing 90% of our Gross Transaction Value, were Adjusted EBITDA positive in the second quarter of 2022. Our path to profitability is accelerating and we expect to continue to materially improve our Adjusted EBITDA in the second half of this year and to be Adjusted EBITDA positive at a Group level in 2023.”

Group highlights1

●

H1 2021 was a record period for Just Eat Takeaway.com in Order and Gross Transaction Value (GTV) growth due to Covid-19 restrictions and significant investments in Delivery, in particular in legacy Just Eat markets. Exiting the pandemic has resulted in a 7% decrease in Orders in H1 2022 compared with H1 2021, which was offset by higher Average Transaction Value (ATV), consumer pricing improvements and positive currency movements, leading to stable GTV at €14.2 billion and strong revenue growth of 7% to €2.8 billion in H1 2022.

●

In H1 2022, Adjusted EBITDA improved by 29% to minus €134 million (minus 0.9% of GTV). This year-on-year and sequential improvement clearly demonstrates the path to profitability, both on an absolute level and as a percentage of GTV.

●	Northern Europe remained highly profitable, and North America and UK and Ireland were Adjusted EBITDA positive in Q2 as well.
●

Further enhancing profitability is one of our highest priorities in 2022. Already actioned improvements will deliver Adjusted EBITDA guidance for 2022, with further initiatives to be implemented in H2 2022.

Segment highlights

●	Northern Europe continued to generate significant profits with an Adjusted EBITDA of €124 million in H1 2022.
●	In UK and Ireland, Adjusted EBITDA improved 70% to minus €18 million in H1 2022. The segment was Adjusted EBITDA positive in Q2 2022.
●	Southern Europe, Australia and New Zealand (ANZ) saw notable reduction in losses and with peak investment now behind us, management expects profitability to continue to improve going forward.
●

North America was Adjusted EBITDA positive in Q2 2022 and was close to Adjusted EBITDA break-even in H1 2022, despite fee caps in the US and Canada negatively impacting Adjusted EBITDA by €73 million. In July 2022, Just Eat Takeaway.com and Amazon entered into a commercial agreement in the US, offering Amazon Prime members a free, one-year Grubhub+ membership, strengthening Grubhub’s competitiveness in the US market and representing a significant opportunity for growth.

●	Brazilian market leader iFood continued to deliver strong growth in H1 2022. GTV grew 23% and Revenue grew 28% in H1 2022 compared with H1 2021.

[1]	On a combined basis

Other Financials

●

The Company’s cash and cash equivalents amounted to €882 million as per 30 June 2022. The current cash base is sufficient to finance the path to profitability. In addition, management is working on various options to further strengthen the Company’s balance sheet and liquidity position, including potential sale of assets and refinancing alternatives.

●

The Loss for the period on an IFRS basis was €3.5 billion, predominantly caused by a goodwill impairment of €3.0 billion related to the equity-funded acquisition of Grubhub in 2021. The impairment was due to the reduction in sector valuation comparables and the impact of increases in interest rates and equity volatility on technical valuation metrics. The Loss excluding the impact of the impairment amounted to €500 million in H1 2022, compared with €486 million in H1 2021.

Outlook

●	Management confirms its guidance for FY 2022:
o	GTV to grow by mid-single digit year-on-year in 2022
o	2022 Adjusted EBITDA margin in the range of minus 0.5% to minus 0.7% of GTV
●	Management expects to reach positive Adjusted EBITDA in FY 2023, and the long-term objectives for the Company also remain unchanged.
●

The Company, together with its advisors, continues to actively explore the partial or full sale of Grubhub. Management reiterates its intention to monetise its 33% stake in iFood if an appropriate offer is made that reflects the size and superior growth of this asset. In both cases, there can be no certainty that any agreement with any other parties will be reached or about the timing or terms of any such agreement(s). Any further announcements will be made as and when appropriate.

Just Eat Takeaway.com N.V. (LSE: JET, AMS: TKWY), hereinafter the “Company”, or together with its group companies “Just Eat Takeaway.com”, one of the world’s largest online food delivery marketplaces, hereby reports its financial results for the first six months of 2022.

Performance highlights

	On a Combined basis[1]
	H1 2022	H1 2021	Change
Partners (# thousands)[2]	680	588	16%
Active Consumers (# millions)[2]	94	98	-4%
Returning Active Consumers as % of Active Consumers	68%	67%	0.8pp
Average Monthly Order Frequency (#)	2.9	2.8	0.1
Orders (# millions)
North America	171.4	191.4	-10%
Northern Europe	147.9	148.7	-1%
UK and Ireland	132.1	142.3	-7%
Southern Europe and ANZ	58.0	64.4	-10%
Total Orders	509.4	546.8	-7%
Average Transaction Value (€)	27.85	25.82	2.04
GTV (€ millions)
North America	5,832	5,811	0%
Northern Europe	3,722	3,646	2%
UK and Ireland	3,260	3,230	1%
Southern Europe and ANZ	1,373	1,429	-4%
Total GTV	14,187	14,117	0%

[1] The Grubhub business was consolidated from 15 June 2021. These figures are presented as if the combination was completed on 1 January 2021 to provide comparable information for the full six months period.
Operations in Norway and Portugal were discontinued from 1 April 2022 and in Romania from 1 June 2022. For this report, performance in Norway, Portugal and Romania are excluded as of 1 January 2022.

[2] Number as at 30 June

	On a Combined basis[1]
€ millions	H1 2022	H1 2021	Change	Constant currency
Revenue[2]
North America	1,271	1,226	4%	-5%
Northern Europe	570	537	6%	6%
UK and Ireland	658	584	13%	10%
Southern Europe and ANZ	280	258	8%	6%
Total Revenue	2,779	2,605	7%	1%
Total Revenue less Order fulfilment costs[2]	1,111	924	20%	15%

[1] The Grubhub business was consolidated from 15 June 2021. These figures are presented as if the combination was completed on 1 January 2021 to provide comparable information for the full six months period.
Operations in Norway and Portugal were discontinued from 1 April 2022 and in Romania from 1 June 2022. For this report, performance in Norway, Portugal and Romania are excluded as of 1 January 2022.
[2] For the reconciliation with the IFRS measures, reference is made to Appendix 2.

	On a Combined basis[1]
€ millions	H1 2022	H1 2021
Adjusted EBITDA
North America	(4)	(20)
Northern Europe	124	135
UK and Ireland	(18)	(58)
Southern Europe and ANZ	(110)	(149)
Head office	(127)	(96)
Total Adjusted EBITDA	(134)	(189)

[1] The Grubhub business was consolidated from 15 June 2021. These figures are presented as if the combination was completed on 1 January 2021 to provide comparable information for the full six months period.
Operations in Norway and Portugal were discontinued from 1 April 2022 and in Romania from 1 June 2022. For this report, performance in Norway, Portugal and Romania are excluded as of 1 January 2022.

Refer to Appendix 1 for a summary of all our Key Performance Indicators.

The combined number of Partners, (Returning) Active Consumers, Average Monthly Order Frequency, Orders and combined Average Transaction Value (ATV), Gross Transaction Value (GTV), Revenue, Revenue less Order fulfilment costs, Adjusted EBITDA are performance measures not defined under IFRS. Refer to our Glossary issued as part of our Annual Report 2021 for definitions and Appendix 2 for reconciliations to the closest IFRS-based equivalent where applicable.

These numbers are unaudited and may not sum due to rounding. Percentages used are based on unrounded figures.

Segment information

The four operating segments comprise: North America, Northern Europe, United Kingdom and Ireland, and Southern Europe and Australia and New Zealand (ANZ). North America comprises Canada and the United States. Northern Europe comprises Austria, Belgium, Denmark, Germany, Luxembourg, Norway, Poland, Slovakia, Switzerland and the Netherlands. The Southern Europe and ANZ segment comprises Australia, Bulgaria, France, Israel, Italy, New Zealand, Portugal, Romania, and Spain.

Grubhub in the US was consolidated in accordance with IFRS from 15 June 2021. The Slovakian business Bistro was consolidated from 30 September 2021 and is as such not included in the half year 2021 figures.

Operations in Norway and Portugal were discontinued from 1 April 2022 and operations in Romania were ceased from 1 June 2022.

The segment information presented below has been prepared on a combined basis, with the Grubhub business included as from 1 January 2021 and with Norway, Portugal and Romania figures excluded as of 1 January 2022 given the insignificance thereof. These numbers are unaudited.

We have non-controlling interests in the Brazilian business iFood, classified as an associate for accounting purposes and therefore not consolidated, with their results recognised as a single line item below operating result.

North America

	On a Combined basis[1]
	Six-month period ended 30 June
Millions unless stated otherwise	2022	2021	Change
Orders	171.4	191.4	-10%
Gross Transaction Value (€)[2]	5,832	5,811	0%
Revenue (€)[3]	1,271	1,226	4%
Adjusted EBITDA (€)	(4)	(20)	83%
• Adjusted EBITDA margin (%)	-0.1%	-0.4%	0.3pp

[1] The Grubhub business was consolidated from 15 June 2021. These figures are presented as if the combination was completed on 1 January 2021 to provide comparable information for the full six months period. These numbers are unaudited.

[2] Change at constant currency level for GTV is -8%
[3] Change at constant currency level for Revenue is -5%

In North America, in the first six months of 2022 Orders decreased by 10% compared with record demand during Covid-19 lockdowns in the first half year of 2021. Reduced Order volume was most pronounced in the US.  In July 2022, Just Eat Takeaway.com and Amazon entered into a commercial agreement in the US, offering Amazon Prime members a free, one-year Grubhub+ membership. This partnership strengthens Grubhub’s competitiveness in the US market and represents a significant opportunity for growth.

Gross Transaction Value (GTV) was flat as a result of the increased Average Transaction Value (ATV), which increased to €34.03 in the first six months of 2022 from €30.36 in the first half year of 2021, driven by currency movements and increased food prices.

Revenue increased by 4% in the first six months of 2022, primarily driven by the expiration of several mandatory fee caps enforced by federal and local governments across the US and Canada, increased ATV and currency movements. Combined, the fee caps negative impact on revenue was €73 million in the first six months of 2022, down from €111 million in the first half year of 2021. Fee caps have now expired or been amended in most places. In July 2022, the San Francisco Board of Supervisors amended its fee cap, which is the latest in a growing trend among cities that have in recent months rolled back pandemic-era price controls. We continue to pursue legal and legislative remedies to eliminate or significantly reduce the financial impact from price controls and/or fee caps in the US.

Adjusted EBITDA in the first six months of 2022 improved close to break-even. Excluding the impact of fee caps, North America’s Adjusted EBITDA would have been €69 million in the first six months of 2022.

Northern Europe

On a Combined basis[1]
Six-month period ended 30 June
Millions unless stated otherwise	2022	2021	Change

Orders	147.9	148.7	-1%
Gross Transaction Value (€)[2]	3,722	3,646	2%
Revenue (€)[3]	570	537	6%
Adjusted EBITDA (€)	124	135	-8%
• Adjusted EBITDA margin (%)	3.3%	3.7%	(0.4)pp
[1] Norway operations were discontinued from 1 April 2022. The Combined figures exclude Norway as of 1 January 2022. These numbers are unaudited.
[2] Change at constant currency level for GTV is 2%
[3] Change at constant currency level for Revenue is 6%

In Northern Europe, Just Eat Takeaway.com processed 148 million Orders in the first six months of 2022, maintaining roughly the same high level of Orders from the first half year of 2021. Our German business, the largest country in the segment and with sector leading profitability, continued to grow Orders in the first half of 2022, underpinning its potential going forward.

GTV increased by 2% in the first six months of 2022, outperforming Order growth due to ATV which increased by 3% to €25.16 in the first six months of 2022 from €24.52 in the first half year of 2021. The ATV primarily grew due to higher basket sizes driven by increasing food prices.

Revenue increased by 6% to €570 million in the first six months of 2022 from €537 million in the first half year of 2021, mainly driven by higher ATV and improved consumer pricing.

Adjusted EBITDA decreased by 8% to €124 million in the first six months of 2022 from €135 million in the first half year of 2021. Higher Revenue of €33 million in the first six months of 2022 was offset by higher courier costs in our Delivery business and increased IT allocations. The segment’s Adjusted EBITDA as a percentage of GTV remained well above 3%, which is a testimony of the strong operational leverage in many of our more mature markets.

Adjusted EBITDA developed strongly in Poland and Austria, with both markets increasing their Adjusted EBITDA as a percentage of GTV driven by scale benefits. Due to our strong market position in Poland, Pyszne.pl was close to Adjusted EBITDA break-even in the first six months of 2022.

United Kingdom and Ireland

	Six-month period ended 30 June
Millions unless stated otherwise[1]	2022	2021	Change
Orders	132.1	142.3	-7%
Gross Transaction Value (€)[2]	3,260	3,230	1%
Revenue (€)[3]	658	584	13%
Adjusted EBITDA (€)	(18)	(58)	70%
• Adjusted EBITDA margin (%)	-0.5%	-1.8%	1.3pp
[1] These numbers are unaudited
[2] Change at constant currency level for GTV is -2%
[3] Change at constant currency level for Revenue is 10%

In the UK and Ireland, compared with a period of record demand during Covid-19 lockdowns in the first half year of 2021, Orders decreased by 7% in the first six months of 2022. Encouragingly, GTV increased by 1% with higher ATV more than offsetting lower Order volumes. Increased ATV was driven by higher basket sizes driven by increasing food prices and currency movements.

Revenue increased by 13% year-on-year, significantly higher than the increase in GTV, due to a successful and continued effort to improve unit economics, mainly through optimising consumer fees and promoted placement revenue.

Adjusted EBITDA was minus €18 million in the first six months of 2022, representing a 70% improvement compared with the first half year of 2021. The Adjusted EBITDA margin improved to minus 0.5% in the first six months of 2022 from minus 1.8% in the first half year of 2021. The significant €40 million improvement in Adjusted EBITDA is a clear indication of the segment’s trajectory and delivered positive Adjusted EBITDA in the second quarter of 2022.

In the first six months of 2022, significant progress was made in building and growing our Grocery and Convenience offering, with over 1,000 locations now on the platform through partnerships with leading brands including ASDA, Booker, and OneStop. We continue to grow our partner estate, adding brands like Caffè Nero in the UK and

Starbucks in Ireland. In our Marketplace business, Just Eat UK and Ireland have launched an exciting exclusive trial with Domino’s Pizza, which will continue into the second half of 2022.

Southern Europe and ANZ

	On a Combined basis[1]
	Six-month period ended 30 June
Millions unless stated otherwise	2022	2021	Change
Orders	58.0	64.4	-10%
Gross Transaction Value (€)[2]	1,373	1,429	-4%
Revenue (€)[3]	280	258	8%
Adjusted EBITDA (€)	(110)	(149)	26%
• Adjusted EBITDA margin (%)	-8.0%	-10.4%	2.4pp
[1] Portugal operations were discontinued from 1 April 2022 and Romania's from 1 June 2022. The Combined figures exclude Portugal and Romania as of 1 January 2022. These numbers are unaudited.
[2] Change at constant currency level for GTV is -6%
[3] Change at constant currency level for Revenue is 6%

In the first six months of 2022, Southern Europe and ANZ Orders decreased by 10% compared with a period of record demand during Covid-19 lockdowns in the first half year of 2021. GTV decreased by 4% in the first six months of 2022 compared with the first half year of 2021. GTV was driven by higher ATV which grew by 7% to €23.69 in the first six months of 2022 from €22.19 in the first half year of 2021 as a result of increasing food prices and currency movements.

Revenue increased by 8% to €280 million in the first six months of 2022 from €258 million in the first half year of 2021, mainly driven by improving consumer pricing.

Adjusted EBITDA increased by 26% to minus €110 million in the first six months of 2022 from minus €149 million in the first half year of 2021. The Adjusted EBITDA as a percentage of GTV improved to minus 8.0% in the first six months of 2022 from minus 10.4% in the first half year of 2021. These improvements are an indication of the segment’s focus on profitability, which is mainly driven by more targeted investments and operational efficiencies in our Delivery network.

Head office and allocations

Head office relates to non-allocated expenses and includes all central operating expenses such as staff costs and expenses for global support teams including legal and compliance, finance, internal audit, data analytics, human resources, and the Management Board. Not included in head office are costs of global IT and product functions, which are allocated to countries and therefore included in segment Adjusted EBITDA.

Head office expenses were €127 million in the first six months of 2022 compared with €96 million in the first half of 2021.

In 2021, we made significant investments in our head office workforce to support growth, predominantly in the departments marketing, HR and Delivery. Therefore, the primary driver of our year-on-year headquarter costs increase was related to the impact of new hires in 2021. During the first six months of 2022, our head office FTEs remained approximately stable compared with the exit-rate in December 2021 and a hiring freeze was implemented in June 2022.

CFO update and financial review

The financial information included in the CFO update and financial review is derived from the 2022 unaudited condensed consolidated interim financial statements and 2021 comparative figures included therein. This section is reported on an IFRS basis, which means that business combinations have been included as from the acquisition date (‘transfer of control’).

Interim Financial Statements review - on an IFRS basis

Main changes in consolidation impacting the six-month period ended 30 June 2021

•	The US business Grubhub was consolidated as from the acquisition date of 15 June 2021.
•	The Slovakian business Bistro was consolidated as from the acquisition date of 30 September 2021.

Condensed consolidated statement of profit and loss

	Six-month period ended 30 June
€ millions	2022	2021
Revenue	2,781	1,768
Courier costs	(1,349)	(1,022)
Order processing costs	(286)	(147)
Staff costs	(649)	(349)
Other operating expenses	(728)	(474)
Depreciation, amortisation and impairment	(3,249)	(131)
Operating loss	(3,480)	(355)
Share of results of associates and joint ventures	(39)	(19)
Finance income and expense, net	(24)	(22)
Other gains and losses	2	1
Loss before income tax	(3,541)	(395)
Income tax benefit / (expense)	64	(91)
Loss for the period	(3,477)	(486)

Other comprehensive income for the period	586	461
Total comprehensive loss for the period	(2,891)	(25)

Revenue

	Six-month period ended 30 June
€ millions	2022	2021
Order-driven revenue	2,650	1,709
Ancillary revenue	131	59
Revenue	2,781	1,768

Revenue is presented net of any discounts provided to partners or consumers, VAT and other sales-related taxes.

Order-driven revenue

Order-driven revenue consists of all revenue streams which are earned from Orders placed on Just Eat Takeaway.com’s platforms. Order-driven revenue is earned from partners and consumers and primarily includes commission fees, consumer fees, administration fees, online payment service fees, and promoted placement fees which are charged on a per order basis.

Order driven revenue increased by 55% to €2.7 billion predominantly driven by the combination with Grubhub as well as by higher ATV and by optimised consumer pricing. Excluding Grubhub, Order-driven revenue increased by 5%.

Ancillary revenue

Ancillary revenue consists of any other revenue streams which are not earned from Orders placed on Just Eat Takeaway.com's platforms. It primarily includes sale of merchandise, promoted placement fees which are not earned on a per Order basis, and subscription fees.

Ancillary revenue increased by 122% to €131 million driven by the combination with Grubhub as well as improved revenue streams like promoted placement, merchandise and subscription revenue. Excluding Grubhub, Ancillary revenue increased by 10%.

Order fulfilment costs

	Six-month period ended 30 June
€ millions	2022	2021
Courier costs	(1,349)	(1,022)
Order processing costs	(286)	(147)
Order fulfilment costs	(1,635)	(1,169)

Courier costs and Order processing costs together comprise Order fulfilment costs. Order fulfilment costs were €1.6 billion in the first six months of 2022, representing an increase of 39% from the first half of 2021.

Courier costs, which also include all salary and staff expenses of the employed couriers, amounted to €1.3 billion, an increase of 32% which was driven by the business combination with Grubhub.

Order processing costs increased due to the business combination with Grubhub as well as the growth in the share of online payments and in merchandise sales.

Revenue less Order fulfilment costs

	Six-month period ended 30 June
€ millions	2022	2021
Revenue	2,781	1,768
Order fulfilment costs	(1,635)	(1,169)
Revenue less Order fulfilment costs	1,146	599

Revenue less Order fulfilment costs increased by 91% to €1,146 million in the first six months of 2022 from €599 million in the first half year of 2021. Despite the coming out of lockdown effect on Order growth, we managed to grow our Revenue less Order fulfilment costs by improving our unit economics. Unit economics improvements were partly driven by the business combination with Grubhub. Other key drivers of our unit economic improvement were higher ATVs driven by inflation on menu prices, reduction of unprofitable orders and improved consumer pricing.

Staff costs

	Six-month period ended 30 June
€ millions	2022	2021
Wages and salaries	(460)	(263)
Social security charges	(66)	(39)
Pension premium contributions	(24)	(14)
Share-based payments	(88)	(12)
Temporary staff expenses	(11)	(21)
Staff costs	(649)	(349)

Staff costs were €649 million in the first six months of 2022, representing an 86% increase compared with the same period last year. This increase was largely due to the business combination with Grubhub. Our staff, excluding couriers, increased to an average of 16,736 FTEs in the first half of 2022 from an average of 10,585 FTEs in the same period last year. FTEs in 2022 remained approximately stable compared with 31 December 2021.

Share-based payments include the Long-Term Incentive Plan (LTIP) and the Short-Term Incentive Plan (STI) for the Management Board, as well as the various share and share option plans for employees (as described in note 6 of the consolidated financial statements for the period ended 31 December 2021). Share-based payments increased to €88 million in the first six months of 2022 compared with €12 million in the first half year of 2021, mainly driven by the combination with Grubhub at the end of the first half of 2021 and the transition to a share-based payment bonus model for a large number of employees in the group in the second half 2021.

Other operating expenses

	Six-month period ended 30 June
€ millions	2022	2021
Marketing expenses	(414)	(295)

Other operating expenses	(314)	(179)
Other operating expenses	(728)	(474)

Marketing expenses

Marketing expenditure can primarily be distinguished as relating to (i) performance marketing (or pay-per-click/pay-per-order) which directly generates traffic and Orders, such as search engine marketing, app marketing and affiliate marketing (rewarding third parties for referrals to Just Eat Takeaway.com’s platforms) and (ii) brand marketing, such as television, online media, and outdoor advertising (billboards).

Marketing expenses increased by 40% to €414 million in the first six months of 2022 compared with €295 million in the first half year of 2021, primarily due to the business combination with Grubhub but also due to increased investment in our brands such as the launch of the new campaign with Katy Perry and the UEFA Sponsorships. This was partially offset by optimising performance marketing which was in line with consumer demand trends coming out of the Covid-19 restrictions.

Specifically, our new brand campaign with Katy Perry drives top-of-mind-awareness and brand engagement across markets. With the launch of the campaign, our brand positioning was aligned around the advertising phrase “Did Somebody Say” which was firmly established in former Just Eat markets and was successfully launched in other markets, driving efficiencies of scale.

Other operating expenses

Other operating expenses were €314 million in the first six months of 2022, an increase of 75% compared with the first half of 2021. This increase was due to the business combination of Grubhub and continuous investments in IT, office and transport expenses since people are returning to the office as well as professional fees.

Depreciation, amortisation and impairment expenses

Depreciation and amortisation expenses were €272 million in the first six months of 2022, up from €131 million in the first half of 2021. This increase related to six months impact of the business combination with Grubhub and to additional depreciation from capitalised ordering devices.

In addition, an impairment loss of €2,977 million was recognised for the cash-generating unit United States considering the impairment triggers. The reduction in sector valuation comparables and the impact of increases in interest rates and equity volatility on technical valuation metrics contributed to this impairment. The recoverable amount was determined based on the value in use method, see also the Unaudited Condensed Consolidated Interim Financial Statements for more details.

Share of results of associates and joint ventures

Our share of results of associates and joint ventures in the first six months of 2022 was a loss of €39 million compared with €19 million in the first half year of 2021. The loss related to our share of losses in iFood.

Income tax expense

In the first six months of 2022, the income tax benefit was €64 million compared with €91 million tax expense in the first six months of 2021. The net tax benefit of €64 million related for €18 million to current tax expense (2021: €33 million expense) and for €82 million to deferred tax benefit (2021: €58 million expense). This related mainly to the temporary differences from the amortisation of intangible assets and the recognition of available tax losses carried forward.

Loss for the period

As a result of the factors described above, Just Eat Takeaway.com realised a net loss after tax of €3,477 million in the first six months of 2022. The loss excluding the impact of the impairment amounted to €500 million in the first six months of 2022.

Condensed consolidated statement of financial position

€ millions	30 June 2022	31 December 2021 (restated*)
Non-current assets	13,550	15,963
Current assets excluding cash and cash equivalents	498	543
Cash and cash equivalents	882	1,320
Total assets	14,930	17,826

Share capital and share premium	13,546	13,459
Legal reserves	959	373
Other reserves	(4,255)	(782)

Total shareholders’ equity attributable to equity holders	10,250	13,050
Non-controlling interests	(8)	(8)
Total equity	10,242	13,042

Non-current liabilities	3,496	3,511
Current liabilities	1,192	1,273
Total liabilities	4,688	4,784
Total shareholders' equity and liabilities	14,930	17,826

*The comparative information is restated in line with IFRS 3 due to Grubhub's acquisition measurement period adjustments. Refer to note 11 of the Unaudited Condensed Consolidated Interim Financial Statements.

Non-current assets, mainly consisting of goodwill, other intangible assets and investments in associates and joint ventures were €13.6 billion as at 30 June 2022, down from €16.0 billion as at 31 December 2021. This primary driver was the goodwill impairment loss in relation to the CGU United States recognised in the first half of 2022.

Cash and cash equivalents decreased to €882 million as at 30 June 2022, from €1,320 million as at 31 December 2021. This decrease was primarily driven by cash outflows from operating activities and capital expenditures.

Shareholders’ equity decreased to €10.2 billion as at 30 June 2022, from €13.0 billion as at 31 December 2021, mainly driven by accumulated losses over the period offset partially by gains on foreign currency translation.

The solvency ratio, defined as total equity divided by total assets, was 68% as at 30 June 2022, down from 73% as at 31 December 2021, driven mainly by accumulated losses over the period.

Non-current liabilities remained stable at €3.5 billion as at 30 June 2022 compared with 31 December 2021.

Condensed consolidated statement of cash flows for the six-month period ended 30 June

	Six-month period ended 30 June
€ millions	2022	2021

Net cash used in operations	(266)	(220)
Net cash generated by / (used in) investing activities	(146)	151
Net cash generated by / (used in) financing activities	(37)	1,051
Net cash and cash equivalents generated (used)	(449)	982

Effects of exchange rate changes of cash held in foreign currencies	11	8
Net increase / (decrease) in cash and cash equivalents	(438)	990

Net cash used in operating activities amounted to €266 million in the first six months of 2022 compared with net cash used in operating activities of €220 million in the first six months of 2021. The increase was mainly driven by net working capital.

Net cash used in investing activities was €146 million in the first six months of 2022 compared with cash generated by investing activities of €151 million in the first six months of 2021. This decrease is mainly driven by continued investment in our in-house technology, property plant and equipment and our Brazilian associate iFood.

Net cash used in financing activities was €37 million in the first six months of 2022, compared with €1,051 million generated in the first six months of 2021. The main driver was the issuance of convertible bonds of €1,100 million in the first half of 2021.

Dissenting votes at Annual General Meeting

On 4 May 2022, the Company’s annual general meeting of shareholders took place. The Company noted that while the resolutions regarding the discharge of the members of the Management Board and Supervisory Boards from liability for their responsibilities in the financial year 2021 respectively and the re-appointment of Mr. Brent Wissink to the Management Board and Ms. Corinne Vigreux, Mr. Jambu Palaniappan and Mr. Ron Teerlink to the Supervisory Board respectively were adopted, a significant number of votes were cast against these resolutions. The Company believes that this is a reflection of concerns related to the poor share price performance over the financial year 2021 and specifically the acquisition of Grubhub which closed in the financial year 2021. The Supervisory Board shares and understands these concerns, and the Company has been in the process of addressing them. To ensure that the Supervisory Board can fully focus on the challenges and opportunities ahead, Mr. Adriaan Nühn decided prior to the AGM that he would not seek re-election as Chairman which he believed to be the best decision with regard to serving the interests of the Company and its stakeholders, including its shareholders. As a result, Mr. Nühn's term ended at the closing of the AGM. After the AGM, the Vice-Chair of the Supervisory Board, Ms. Corinne Vigreux, assumed the duties of Chair of the Supervisory Board, and the Supervisory Board will initiate the process for finding a successor to Mr. Nühn. Furthermore, the Management Board has previously confirmed its alignment with shareholders in wanting to both create and realise value from the Company’s highly attractive portfolio of assets.

Events after the reporting period

iFood funding

In July 2022, Just Eat Takeaway.com took up its rights to participate in iFood's funding round for its financial year ending March 2023 and invested $60 million (€60 million) into iFood to maintain its current holding of 33.3%.

Just Eat Takeaway.com and Amazon enter into commercial agreement in the US

In July 2022, Just Eat Takeaway.com and Amazon announced a new partnership where Amazon Prime members in the United States can sign up for a free, one-year Grubhub+ membership and access unlimited $0 delivery fees on Grubhub. Under the agreement Amazon will receive warrants for 2% of the common equity of Grubhub in January 2023 on a fully diluted basis and a further 13% may be awarded if certain customer-based performance targets are met.

The accounting treatment and financial impact is still being assessed.

There have been no other events after the balance sheet date that require disclosure.

Outlook

Management confirms its guidance for the full year of 2022:

•	GTV to grow by mid-single digit year-on-year in 2022
•	2022 Adjusted EBITDA margin in the range of minus 0.5% to minus 0.7% of GTV

Management expects to reach positive Adjusted EBITDA for the full year 2023 and reiterates the following long-term targets:

•	In excess of €30 billion of GTV to be added over the next 5 years
•	Long-term group Adjusted EBITDA margin in excess of 5% of GTV

Principal risks

In conducting our business, we face many risks that may interfere with the achievement of our business objectives. It is important to understand the nature of these risks. We assess our risks through in-depth interviews with members of the Management Board and senior management as well as numerous risk workshops and interviews throughout the organisation during the year. Just Eat Takeaway.com identified 12 principal risks aligned with its Vision and Strategy which are categorised into five broad categories as set out in the chapter “Risk Management” of our 2021 Annual Report. Any of these risks and events or circumstances described therein may have a material adverse effect on our business, financial condition, results of operations and reputation. The risks outlined in the

2021 Annual Report continue to apply in 2022. These risks are not the only ones that we face. Some risks may not yet be known to us and certain risks that we do not currently believe to be material could become material in the future.

In Control Statement by the Management Board

With reference to applicable laws, the Management Board states, to the best of its knowledge, that:

•

The condensed consolidated interim financial statements as at and for the six months ended 30 June 2022 give a true and fair view of the assets, liabilities, financial position, and profit or loss of the company and the undertakings included in the consolidation taken as a whole;

•

The interim management report includes a true and fair review of the information required pursuant to Article 5:25d paragraph 8 and 9 of the Dutch Financial Supervision Act and regulations 4.2.7 and 4.2.8 of the UK Disclosure and Transparency Rules.

The Management Board, 3 August 2022

Jitse Groen, CEO
Brent Wissink, CFO

Investor Relations:
Joris Wilton
E: IR@justeattakeaway.com

Media:
E: press@justeattakeaway.com

For more information, please visit our corporate website: https://www.justeattakeaway.com/

About Just Eat Takeaway.com

Just Eat Takeaway.com (LSE: JET, AMS: TKWY) is one of the world’s leading global online food delivery marketplaces.

Headquartered in Amsterdam, the Company is focused on connecting consumers and partners through its platforms. With 680,000 connected partners, Just Eat Takeaway.com offers consumers a wide variety of food choice.

Just Eat Takeaway.com has rapidly grown to become a leading online food delivery marketplace with operations in the United States, United Kingdom, Germany, the Netherlands, Canada, Australia, Austria, Belgium, Bulgaria, Denmark, France, Ireland, Israel, Italy, Luxembourg, New Zealand, Poland, Spain and Switzerland, as well as through partnerships in Colombia and Brazil.

Analyst and investor conference call and audio webcast

Jitse Groen and Brent Wissink will host an analyst and investor conference call to discuss the results of the first six months of 2022 at 10:30 am CET on Wednesday 3 August 2022. Members of the investor community can follow the audio webcast on: https://www.justeattakeaway.com/investors/results-and-reports/

Media and wires call

Jitse Groen will host a media and wires call to discuss the results of the first six months of 2022 at 8:30 am CET on Wednesday 3 August 2022. Members of the press can join the conference call at +31 20 708 5073.

Financial calendar

For more information, please visit https://www.justeattakeaway.com/investors/financial-calendar/

Additional information on https://www.justeattakeaway.com/

•	Just Eat Takeaway.com Analyst Presentation Half Year 2022
•	Our media kit including photos of the Management Board and industry-related photos for download

Market Abuse Regulation

This press release contains inside information (i) as meant in clause 7(1) of the Market Abuse Regulation and (ii) in terms of Article 7(1) of the Market Abuse Regulation as it forms part of UK law pursuant to the European Union (Withdrawal) Act 2018.

Auditor's involvement

All figures in this document are unaudited.

Accounting Principles

Just Eat Takeaway.com’s half year 2022 results have been prepared in accordance with IAS 34 'Interim Financial Reporting' and should be read in conjunction with the Company’s last annual consolidated financial statements as at and for the year ended 31 December 2021 and any public announcements made by the Company during the interim reporting period. The accounting policies applied in these unaudited condensed consolidated interim financial statements are the same as those applied in the Company’s consolidated financial statements as at and for the year ended 31 December 2021, except for the estimation of the income tax expense which is recognised based on management’s estimate of the weighted average effective annual income tax rate expected for the full year.

Disclaimer

Statements included in this press release that are not historical facts are, or may be deemed to be, forward-looking statements, including "forward-looking statements" made within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by the use of forward-looking terminology, including the terms "anticipates", "expects", "intends", "may" or "will" or comparable terminology, or by discussions of strategy, plans, objectives, goals, future events or intentions. Forward-looking statements may and often do differ materially from actual results, reflect the Company's current view with respect to future events and are subject to risks relating to future events, including risks from or uncertainties related to innovation; competition; brand & reputation; acquisitions; global strategic projects; technological reliability and availability; social change, legislation & regulation; data security and privacy; financial reporting, people, operational complexity of hybrid model and integration & transformation, as well as those contained in the Company's filings with the SEC, including the Company's registration statement on Form 20-F and Current Reports on Form 6-K, which may be obtained free of charge at the SEC's website, http://www.sec.gov, and the Company's Annual Reports, which may be obtained free of charge from the Company's corporate website, https://justeattakeaway.com. Past performance is no guide to future performance and persons needing advice should consult an independent financial adviser. Forward-looking statements reflect knowledge and information available at, and speak only as of, the date they are made, and the Company expressly disclaims any obligation or undertaking to update, review or revise any forward-looking statement contained in this announcement. Readers are cautioned not to place undue reliance on such forward-looking statements.

Past performance is no guide to future performance and persons needing advice should consult an independent financial adviser. Forward-looking statements reflect knowledge and information available at, and speak only as of, the date they are made, and the Company expressly disclaims any obligation or undertaking to update, review or revise any forward-looking statement contained in this announcement whether as a result of new information, future developments or otherwise. Readers are cautioned not to place undue reliance on such forward-looking statements.

No Offer or Solicitation

This document shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Non-GAAP Financial Measures and Alternative Performance Measures

This document includes certain non-GAAP financial measures as defined by SEC rules and alternative performance measures as defined by European rules. Just Eat Takeaway.com uses these non-GAAP financial measures and alternative performance measures, respectively, as key performance measures because it believes they facilitate operating performance comparisons from period to period by excluding potential differences primarily caused by variations in capital structures, tax positions, the impact of acquisitions and restructuring, the impact of depreciation and amortisation expense on its fixed assets and the impact of stock-based compensation expense. These non-GAAP financial measures and alternative performance measures are not measurements of Just Eat Takeaway's financial performance under IFRS and should not be considered as an alternative to performance measures derived in accordance with IFRS and should be read in conjunction with Just Eat Takeaway.com's financial statements prepared in accordance with IFRS.

Unaudited Condensed Consolidated Interim Financial Statements

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Unaudited condensed consolidated statement of profit or loss and other comprehensive loss

	Unaudited
	Six-month period ended 30 June
€ millions	2022	2021
Revenue	2,781	1,768
Courier costs	(1,349)	(1,022)
Order processing costs	(286)	(147)
Staff costs	(649)	(349)
Other operating expenses	(728)	(474)
Depreciation, amortisation and impairment	(3,249)	(131)
Operating loss	(3,480)	(355)
Share of results of associates and joint ventures	(39)	(19)
Finance income	17	3
Finance expense	(41)	(25)
Other gains and losses	2	1
Loss before income tax	(3,541)	(395)
Income tax benefit / (expense)	64	(91)
Loss for the period	(3,477)	(486)

Other comprehensive income
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation gain related to foreign operations, net	586	461
Other comprehensive income for the period	586	461
Total comprehensive loss for the period	(2,891)	(25)

Loss attributable to:
Owners of the Company	(3,477)	(486)
Non-controlling interest	0	(0)

Total comprehensive loss attributable to:
Owners of the Company	(2,891)	(25)
Non-controlling interest	0	(0)

Loss per share (expressed in € per share)
Basic loss per share	(16.34)	(3.12)
Diluted loss per share	(16.34)	(3.12)

The accompanying Notes are an integral part of these unaudited condensed consolidated interim financial statements.

Unaudited condensed consolidated statement of financial position

	Unaudited
€ millions	30 June 2022	31 December 2021 (restated*)
Assets
Goodwill	5,577	8,294
Other intangible assets	5,522	5,531
Property and equipment	225	185
Right-of-use assets	377	354
Investments in associates and joint ventures	1,744	1,517
Deferred tax assets	1	6
Other non-current assets	104	76
Total non-current assets	13,550	15,963

Trade and other receivables	312	307
Other current assets	108	159
Current tax assets	41	44
Inventories	37	33
Cash and cash equivalents	882	1,320
Total current assets	1,380	1,863

Total assets	14,930	17,826

Equity and liabilities
Total shareholders’ equity	10,250	13,050
Non-controlling interest	(8)	(8)
Total equity	10,242	13,042

Borrowings	2,256	2,204
Deferred tax liabilities	841	910
Lease liability	340	316
Non-current provisions and other liabilities	59	81
Total non-current liabilities	3,496	3,511

Borrowings	39	37
Lease liability	62	59
Provisions	41	59
Trade and other liabilities	1,017	1,082
Current tax liabilities	33	36
Total current liabilities	1,192	1,273
Total liabilities	4,688	4,784
Total equity and liabilities	14,930	17,826
*The comparative information is restated in line with IFRS 3 on account of Grubhub's acquisition measurement period adjustments. Refer to note 11.

The accompanying Notes are an integral part of these unaudited condensed consolidated interim financial statements.

Unaudited condensed consolidated statement of changes in equity

	Share capital	Share premium	Foreign currency translation	Fair value through OCI[1] reserve	Equity-settled share-based payments reserve	Equity component of convertible bonds	Accumulated deficits	Total shareholders‘ equity	Non-controlling interest	Total equity
€ millions			Legal reserve	Other reserves
Balance as at 1 January 2021	6	8,801	(345)	323	24	74	(384)	8,499	5	8,504
Total comprehensive (loss) / income	-	-	461	-	-	-	(486)	(25)	(0)	(25)
Issuance of shares related to business combination	2	4,638	-	-	140	-	-	4,780	-	4,780
Transaction costs	-	(32)	-	-	-	-	-	(32)	-	(32)
Issuance of convertible bonds	-	-	-	-	-	139	-	139	-	139
Share-based payments	0	5	-	-	5	-	-	10	-	10
Balance as at 30 June 2021	8	13,412	116	323	169	213	(870)	13,371	5	13,376

Balance as at 1 January 2022	9	13,450	373	-	188	198	(1,168)	13,050	(8)	13,042
Total comprehensive (loss) / income	-	-	586	-	-	-	(3,477)	(2,891)	0	(2,891)
Transaction costs	-	(1)	-	-	-	-	-	(1)	-	(1)
Deferred tax on convertible bonds	-	-	-	-	-	(1)	-	(1)	-	(1)
Share-based payments	0	88	-	-	(3)	-	8	93	-	93
Balance as at 30 June 2022	9	13,537	959	-	185	197	(4,637)	10,250	(8)	10,242
[1]Fair value gain on our investment in Just Eat prior to obtaining control, reclassed to accumulated deficits in the second half of 2021.

The accompanying Notes are an integral part of these unaudited condensed consolidated interim financial statements.

Unaudited condensed consolidated statement of cash flows

	Unaudited
	Six-month period ended 30 June
€ millions	2022	2021
Loss for the period	(3,477)	(486)
Adjustments:
Depreciation, amortisation and impairment	3,249	131
Share of results of associates and joint ventures	39	19
Expense related to share-based payments	88	11
Finance income and expense recognised in profit or loss	24	22
Other non-cash adjustments[1]	(64)	3
Income tax (benefit) / expense recognised in profit or loss	(64)	91
	(205)	(209)

Movement in working capital
Increase in inventories	(4)	(17)
(Increase) / decrease in trade and other receivables	(5)	36
Decrease in other current assets	51	4
Increase / (decrease) in trade and other liabilities	(65)	14
Net cash used in operations	(228)	(172)
Interest paid	(21)	(17)
Income taxes paid	(17)	(31)
Net cash used in operating activities	(266)	(220)

Cash flows from investing activities
Investment in other intangible assets	(42)	(11)
Investment in property and equipment	(75)	(30)
Acquisition of subsidiaries, net of cash acquired	(1)	192
Funding provided to associates and joint ventures	(28)	-
Net cash generated by / (used in) investing activities	(146)	151

Cash flows from financing activities
Proceeds from issuance of ordinary shares	0	1
Transaction costs related to issuance of ordinary shares accounted through equity	(1)	(32)
Principal elements of lease payments	(28)	(12)
Proceeds from borrowings	-	1,109
Transaction costs related to the borrowings	-	(15)
Taxes paid related to net settlement of share-based payment awards	(8)	-
Net cash generated by / (used in) financing activities	(37)	1,051

Net increase / (decrease) in cash and cash equivalents	(449)	982

Cash and cash equivalents at beginning of year	1,320	529
Effects of exchange rate changes of cash held in foreign currencies	11	8
Cash and cash equivalents at end of reporting period[2]	882	1,519

[1]Other non-cash adjustments include mainly €40 million of release in provisions.
[2]Cash and cash equivalents as at 30 June 2022 include €134 million (30 June 2021: €180 million) that is contractually restricted from general use.

The accompanying Notes are an integral part of these unaudited condensed consolidated interim financial statements.

Notes to the unaudited condensed consolidated interim financial statements

1General

Just Eat Takeaway.com is a leading global online food delivery marketplace focused on connecting consumers and Partners through its platforms, Partners being the total number of restaurants, grocery stores and other offering listed on the Just Eat Takeaway.com platforms as at a particular date.

Just Eat Takeaway.com N.V. (the “Company”) is a public limited liability company incorporated under the laws of the Netherlands and domiciled in Amsterdam, the Netherlands. The Company and the entities controlled by the Company (its subsidiaries) are referred to herein as “Just Eat Takeaway.com”, with the Company being the ultimate parent. The Company’s shares are traded on Euronext Amsterdam (ticker symbol: TKWY), its Crest Depositary Interests (“CDIs”) are traded on the London Stock Exchange (ticker symbol: JET) and, following the voluntary delisting from Nasdaq, its American Depositary Shares ("ADSs") are quoted and traded on the OTC Markets via a sponsored Level I Programme (ticker: "JTKWY"). Five ADSs represent one share. The Company is registered at the Commercial Register of the Chamber of Commerce in Amsterdam, the Netherlands under number 08142836.

Amounts in the Notes to the unaudited condensed consolidated interim financial statements (the “Notes”) are in € millions stated otherwise. Due to rounding, amounts in the tables may not add up precisely to the totals provided. Percentages used are based on unrounded figures.

2Basis of preparation

Statement of compliance

The unaudited condensed consolidated interim financial statements for the six-month period ended 30 June 2022 have been prepared in accordance with IAS 34 'Interim Financial Reporting' and should be read in conjunction with the Company’s last annual consolidated financial statements as at and for the year ended 31 December 2021 and any public announcements made by the Company during the interim reporting period. They do not include all the information required for a complete set of financial statements prepared in accordance with International Financial Reporting Standards ("IFRS") as endorsed by the European Union. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in Just Eat Takeaway.com’s financial position and performance since the last annual financial statements. Just Eat Takeaway.com's financial position and performance are not significantly affected by seasonality or cyclicality.

These unaudited condensed consolidated interim financial statements were authorised for issue by the Management Board of the Company (the “Management Board”, and members of the Management Board, “Managing Directors”) and the Supervisory Board of the Company (the “Supervisory Board”, and members of the Supervisory Board, “Supervisory Directors”) on 3 August 2022.

Amendments to 2021 interim presentation

During 2021, Just Eat Takeaway.com changed the classification of outsourced service costs incurred in certain markets to reflect more appropriately the nature of the expenses and to further improve presentation. Comparative amounts in the unaudited condensed consolidated interim statement of profit or loss and other comprehensive loss were reclassified for consistency. As a result, €44 million was reclassified from Staff costs to Other operating expenses.

Significant accounting policies
The accounting policies applied in these unaudited condensed consolidated interim financial statements are the same as those applied in the Company’s consolidated financial statements as at and for the year ended 31 December 2021, except for the estimation of the income tax expense which is recognised based on management’s estimate of the weighted average effective annual income tax rate expected for the full year. The new and amended standards effective from 1 January 2022 do not have a material effect on the unaudited condensed consolidated interim financial statements.

Standards issued but not yet effective
Certain new accounting standards and interpretations have been issued but are not yet effective for the six-month period ended 30 June 2022 and have not been early adopted. None of the accounting standards issued but not yet effective are expected to have a significant impact on the Company's unaudited condensed consolidated interim financial statements.

Critical accounting judgements and key sources of estimation uncertainty
In preparing these unaudited condensed consolidated interim financial statements, the Management Board is required to make judgements that have a significant impact on the amounts recognised and to make estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The areas that involve critical accounting judgement and key sources of estimation uncertainty are the same as those described in the Company's consolidated financial statements as at and for the year ended 31 December 2021.

Going concern

The Management Board has assessed the going concern assumption of Just Eat Takeaway.com during the preparation of these unaudited condensed consolidated interim financial statements. The assessment includes knowledge of Just Eat Takeaway.com, the estimated economic outlook and identified risks and uncertainties in relation thereto. Furthermore, the review of our strategic plan and budget, including expected developments in liquidity, short- and long-term cash flow projections, debt and capital were considered. There are no events or conditions that give rise to doubt the ability of Just Eat Takeaway.com to continue as a going concern for a period   of twelve months from the date the unaudited condensed consolidated interim financial statements are authorised for issue. Consequently, it has been concluded that it is reasonable to apply the going concern concept as the underlying assumption for the unaudited condensed consolidated interim financial statements.

3Events that occurred during the current period

Delisting from Nasdaq

The Company voluntarily delisted its American Depositary Receipts (“ADRs”) from the Nasdaq Global Select Market (“Nasdaq”) effective as per 14 March 2022 due to low trading volumes and the low proportion of the Company’s total share capital held via ADRs on Nasdaq.

The Company intends to deregister its ordinary shares under the Securities and Exchange Act of 1934 (the "Exchange Act") as per 14 March 2023.

Discontinuing operations in Norway, Portugal and Romania

Just Eat Takeaway.com discontinued its operations in three countries being Norway, Portugal and Romania to concentrate its investments in sustainably profitable and market leading positions. The impact on the consolidated results and financial position is immaterial.

Partial impairment of the United States cash-generating unit (CGU)

A goodwill impairment loss of €2,977 million was recognised for the United States CGU following an impairment test performed in response to two main impairment indicators identified for the CGU, being a declining market capitalisation and increase in market interest rates. Refer to Note 7 for further details.

4Operating segments

Certain organisational changes were implemented within Just Eat Takeaway.com in 2021 causing a reassessment of the operating segments. Just Eat Takeaway.com is now organised on a regional level for the purpose of conducting its activities. This resulted in a change in the operating segments of Just Eat Takeaway.com during the second half of 2021, from individual countries as segments to regional segments. Comparative information for the first half of 2021 has been restated to reflect this change.

All Just Eat Takeaway.com entities perform the same business activity – online food delivery – under a single brand strategy in each market. Revenues are principally derived from commission fees paid by Partners for use of Just Eat Takeaway.com’s platforms in connecting Partners to consumers and from delivery services provided. Information reported to the Just Eat Takeaway.com's Chief Operating Decision Maker (“CODM”) for the purposes of resource allocation and assessment of segment performance is done on the new regional levels.

The CODM is the Company's Management Board. The Management Board is jointly responsible for making strategic and operating decisions concerning Just Eat Takeaway.com’s business activities. Each region is identified as an operating segment. Just Eat Takeaway.com has four reportable segments that meet the quantitative thresholds prescribed by IFRS 8 Operating Segments with no aggregation applied, being North America, Northern Europe, United Kingdom and Ireland and Southern Europe and Australia and New Zealand ("ANZ"). The total external revenue reported by these operating segments constitutes more than 75% of Just Eat Takeaway.com’s total external revenue.

The operating segments are structured within the business as follows:

•	the North America segment includes the United States and Canada;
•	the Northern Europe segment includes Austria, Belgium, Denmark, Germany, Luxembourg, Norway (discontinued), Poland, Slovakia, Switzerland and the Netherlands;
•	the United Kingdom and Ireland segment; and
•	the Southern Europe and ANZ segment includes Australia, Bulgaria, France, Israel, Italy, New Zealand, Portugal (discontinued), Romania (discontinued), and Spain.

Operations in Norway, Portugal and Romania were discontinued during the first half of 2022. Due to the immaterial impact on revenue and results of the reportable segments of Northern Europe and Southern Europe and ANZ, these were not presented separately as discontinued operations.

The Management Board assesses the performance of operating segments mainly based on revenues and Adjusted EBITDA. Adjusted EBITDA is Just Eat Takeaway.com‘s segment measure of profit or loss to assess segment performance and allocate resources. Adjusted EBITDA allows management to identify trends and assess performance using comparable information between segments and periods. Adjusted EBITDA is Just Eat Takeaway.com's operating income / loss for the period adjusted for depreciation, amortisation, impairments, share-based payments, acquisition- and integration related costs and other items not directly related to underlying operating performance ("Other items"). Other items include, amongst others, restructuring costs, certain legal, tax, and regulatory matters, and certain insurance income and costs.

Adjusted EBITDA is not a defined performance measure in IFRS. Just Eat Takeaway.com's definition of Adjusted EBITDA may not be comparable with similarly titled performance measures and disclosures by other entities.

As the operating segments serve mainly external consumers, there is only insignificant revenue from transactions with other operating segments. There is no measure of segment assets and liabilities provided to the Management Board, as the majority of fixed assets and working capital of Just Eat Takeaway.com are managed on a centralised basis, nor any information on depreciation and amortisation.

Head office costs relates to non-allocated expenses and includes all central operating expenses such as staff costs and expenses for global support teams like legal and compliance, infosec risk and control, finance, internal audit, data analytics, human resources and Management Board.

The following is an analysis of Just Eat Takeaway.com’s revenue and results by reportable segment and the non-allocated expenses included in Head office as a reconciliation to the consolidated figures.

	Unaudited
	Six-month period ended 30 June 2022
€ millions	North America	Northern Europe	UK and Ireland	Southern Europe and ANZ	Head office	Consolidated
Revenue	1,271	571	658	281	-	2,781
Adjusted EBITDA	(4)	122	(18)	(118)	(127)	(144)
Share-based payments						(88)
Finance income						17
Finance expense						(41)
Share of results of associates and joint ventures						(39)
Other gains and losses						2
Depreciation, amortisation and impairment						(3,249)
Acquisition related costs						(0)
Integration related costs						(12)
Other items						13
Loss before income tax						(3,541)

	Unaudited
	Six-month period ended 30 June 2021
€ millions	North America	Northern Europe	UK and Ireland	Southern Europe and ANZ	Head office	Consolidated
Revenue	389	537	584	258	-	1,768
Adjusted EBITDA	(3)	134	(58)	(149)	(95)	(171)
Share-based payments						(12)
Finance income						3
Finance expense						(25)
Share of results of associates and joint ventures						(19)
Other gains and losses						1
Depreciation, amortisation and impairment						(131)
Acquisition related costs						(7)
Integration related costs						(9)
Other items						(25)
Loss before income tax						(395)

5Income taxes

Income tax expense is recognised at an amount determined by multiplying the profit (loss) before tax for the interim reporting period by management’s best estimate of the weighted average annual income tax rate expected for the full financial year per jurisdiction, adjusted for the tax effect of certain items recognised in full in the interim period. As such, the effective tax rate in the interim financial statements may differ from management’s estimate of the effective tax rate for the annual financial statements.

The Company’s consolidated effective tax rate in respect of continuing operations for the six-month period ended 30 June 2022 was 2% (six-month period ended 30 June 2021: minus 23%). The income tax benefit amounted to €64 million for the six-month period ended 30 June 2022 (six-month period ended 30 June 2021: €91 million income tax expense). This relates mainly to the temporary differences from the amortisation of intangible assets and the recognition of available tax losses carried forward.

Income tax recognised directly in profit or loss

	Unaudited
	Six-month period ended 30 June
€ millions	2022	2021
Current tax expenses	(18)	(33)
Deferred tax benefits / (expenses)	82	(58)
Total tax recognised directly in profit or loss	64	(91)

Danish Tax Authority Dispute

The UK and Danish Competent Authorities are in process of selecting the panel for arbitration. As per 30 June 2022 there are no further updates on this matter.

6Business combinations

IFRS 3 requires fair values of assets and liabilities acquired to be finalised within twelve months of the acquisition date.

The measurement period for the Grubhub acquisition ended on 14 June 2022 and therefore the assets acquired, liabilities assumed, and goodwill recognised were adjusted to reflect new information obtained about facts and circumstances that existed as of the acquisition date, and, if known, would have affected the measurement of the amounts recognised as of that date.

The measurement period adjustments taken during the first half of 2022 resulted in increases in goodwill of €10 million, other non-current assets of €24 million, trade and other receivables of €9 million as well as an increase in non-current provisions of €51 million and a decrease in current provisions of €4 million. The deferred tax impact of the adjustments resulted in an increase of €4 million in deferred tax assets. Refer to note 11 for details on the restatement impacts on prior year comparatives.

The adjustments were caused by the development of reasonable estimates on the settlement amount of various contingent liabilities arising from the combination with Grubhub and disclosed in our 2021 Annual Report, a portion of which being covered by liability insurance.

The measurement period for the Bistro acquisition will end on 29 September 2022 and is not expected to result in material adjustments to the provisional amounts accounted for in the second half of 2021.

7Goodwill

Unaudited
€ millions	30 June 2022
Opening balance (restated*)	8,294
Impairment	(2,977)
Foreign exchange and other movements	260
Balance as at the end of the period	5,577
*The opening balance is restated in line with IFRS 3 due to Grubhub’s acquisition measurement period adjustments. Refer to note 11.

The carrying amount of goodwill as at 30 June 2022 amounted to €5,577 million (31 December 2021 restated: €8,294 million).

An impairment loss of €2,977 million was recognised during the six-month period ended 30 June 2022 for the cash-generating unit (“CGU”) United States.

Impairments

During the interim reporting period, impairment indicators were identified for the CGUs United States and United Kingdom, two CGUs to which a significant amount of goodwill is allocated. The main impairment indicators were a declining market capitalisation for CGUs where there is no positive headroom in the fair value less cost of disposal based on external valuations reports and an increase in market interest rates. An impairment test was therefore performed resulting in an impairment loss of €2,977 million recognised for the CGU United States, based on a recoverable amount estimated to be €2,551 million. The impairment loss was allocated fully to goodwill and recognised as part of ‘Depreciation, amortisation and impairment’ in the Consolidated statement of profit or loss and other comprehensive loss. The loss relates to the operating segment ‘North America’. No impairment was required for the CGU United Kingdom as the recoverable amount exceeded the carrying amount of the CGU as at 30 June 2022.

The recoverable amount of these CGUs was determined based on value in use, consistent with the method used as at 31 December 2021. For details see note 12 of our 2021 Annual Report. The uncertainty in the current economic environment creates a challenge in determining key assumptions and estimating future performance of the CGUs. Just Eat Takeaway.com continues to monitor the performance of the CGUs as new information becomes available and circumstances develop which may indicate that goodwill may be impaired. The following table sets out the changes in key assumptions for these CGUs where the impairment calculations were updated:

	Unaudited
	30 June 2022		31 December 2021
	United States	United Kingdom	United States	United Kingdom
Average revenue growth per annum in the first five years of planning period (CAGR)	10.3%	7.5%	10.2%	15.4%
Average revenue growth per annum in the years subsequent to the first five years of planning period (CAGR)	6.5%	4.2%	6.3%	5.1%
Long-run Adjusted EBITDA margin*	15.2%	29.3%	27.0%	23.6%
Perpetual growth rate (%)	2.3%	2.1%	2.0%	1.4%
Pre-tax WACC (%)	12.2%	11.4%	10.3%	9.6%
*Adjusted EBITDA margin is the Adjusted EBITDA divided by Revenue.

Sensitivity

Just Eat Takeaway.com has conducted an analysis of the sensitivity of the impairment test of the two CGUs to changes in the key assumptions used to determine the recoverable amount. A decrease in demand can lead to a decline in revenue growth rates and Adjusted EBITDA margin. Changes in the WACC and perpetual growth rates can lead to lower recoverable amounts.

The estimated recoverable amount of the CGU United Kingdom exceeded its carrying amount by €440 million. An increase of 0.7% in the WACC would result in the value of the estimated recoverable amount to fall to the level of the carrying amount.

Following the impairment loss recognised for the CGU United States, the recoverable amount was equal to the carrying amount. Therefore, any adverse changes in key assumptions may result in further impairment.

Just Eat Takeaway.com concluded that for none of the other CGUs, to which a significant amount of goodwill is allocated to, there has been a material deterioration in any of the key assumptions made during the last annual impairment review based on the current strategy and financial projection.

8Basic and diluted loss per share

Numbers of ordinary shares

Numbers of weighted-average shares used in the calculation of basic and diluted loss per share are as follows:

	Unaudited
	Six-month period ended 30 June
	2022	2021
For the purpose of basic loss per share	212,842,951	155,757,419
For the purpose of diluted loss per share	212,842,951	155,757,419

The number of potential dilutive weighted-average shares not taken in consideration above, due to their anti-dilutive effect, amount to 21,189,366 ordinary shares (30 June 2021: 12,811,441 ordinary shares), mainly related to the convertible bonds and share-based payment plans.

During the period the total number of shares issued increased by 1,543,104 in relation to issuances under various share (option) plans. The total number of shares issued as at 30 June 2022 amounted to 213,475,870 (31 December 2021: 211,932,766).

9Provisions and Contingent Liabilities

Legal proceedings

Subject to the matters disclosed below, there are no governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which Just Eat Takeaway.com is aware), during a period covering at least the previous 12 months which may have, or have had in the recent past, significant effects on the Just Eat Takeaway.com’s financial position or results.

Gig Economy Matters

The classification of couriers as independent contractors has been, and continues to be, the subject of challenge in certain markets.

Following developments with local authorities and court rulings which strengthen the position of Just Eat Takeaway.com, some of the provisions recorded as per 31 December 2021 have been reassessed and consequently released during the six-month period ended 30 June 2022.

Although Just Eat Takeaway.com continues to challenge regulators in such cases, we recognise the difficulty in assessing the possible outcomes of these ongoing investigations. Considering the above-mentioned developments, Just Eat Takeaway.com considers that the chance of economic outflow is not probable at this stage, however it is possible that economic outflow could be needed to resolve all or some of these matters in future.

EU State Aid

On 8 June 2022, the General Court of the European Union (“GCEU”) dismissed the UK government's application. The UK government will appeal against the decision of the GCEU to the European Court of Justice. Consequently, the matter remains on-going with outcome continuing to be uncertain.

Civil Litigation

Apart from the change in estimates that led to the adjustments of the Grubhub’s purchase price allocation (as detailed in note 6) there were no significant developments during the six-month period ended 30 June 2022 in relation to the contingent liabilities disclosed in our 2021 Annual Report.

10	Events after the reporting period

iFood funding

In July 2022, Just Eat Takeaway.com took up its rights to participate in iFood's funding round for its financial year ending March 2023 and invested $60 million (€60 million) into iFood to maintain its current holding of 33.3%.

Just Eat Takeaway.com and Amazon enter into commercial agreement in the US

In July 2022, Just Eat Takeaway.com and Amazon announced a new partnership where Amazon Prime members in the United States can sign up for a free, one-year Grubhub+ membership and access unlimited $0 delivery fees on Grubhub. Under the agreement Amazon will receive warrants for 2% of the common equity of Grubhub in January 2023 on a fully diluted basis and a further 13% may be awarded if certain customer-based performance targets are met.

The accounting treatment and financial impact is still being assessed.

There have been no other events after the balance sheet date that require disclosure.

11 Restatement of prior year comparatives

As described in note 6, the fair values of the assets and liabilities of Grubhub were finalised during the first half of 2022. IFRS 3 requires fair value adjustments identified in the measurement period to be recognised with effect from the date of acquisition and consequently results in the restatement of the previously reported financial position as at 31 December 2021. The impact is described below:

		Unaudited
	2021
€ millions	As reported on 31 December	Grubhub purchase price allocation adjustments	Foreign exchange movements on the adjustments*	As restated on 31 December
Goodwill	8,283	10	1	8,294
Deferred tax assets	2	4	0	6
Other non-current assets	50	24	2	76
Trade and other receivables	298	9	0	307
Non-current provisions and other liabilities	27	51	3	81
Current provisions	63	(4)	(0)	59
*For the period from Grubhub's acquisition date on 14 June 2021 to 31 December 2021.

Appendix 1

Key Performance Indicators

The Grubhub business was consolidated from 15 June 2021, and the Just Eat business was consolidated from 15 April 2020. These Appendix figures are presented as if the combinations were completed on 1 January 2020 to provide comparable information for the periods presented.
Operations in Norway and Portugal were discontinued from 1 April 2022 and Romania from 1 June 2022. The figures presented exclude these operations as from 1 January 2022.

These numbers are unaudited and may not add up due to rounding.

Refer to Appendix 2 for reconciliations to the closest IFRS-based equivalent where applicable.

	On a Combined basis
Millions unless stated otherwise	30 June 2022	30 June 2021	31 December 2021	31 December 2020
Partners ('000)	680	588	634	506
Active Consumers	94	98	99	91
Average Monthly Order Frequency (#)	2.9	2.8	2.9	2.6

	On a Combined basis
Total orders (millions)	H1 2022	H1 2021	2021	2020
North America	171	191	374	314
Northern Europe	148	149	296	219
UK and Ireland	132	142	289	190
Southern Europe and ANZ	58	64	128	93
Total Orders	509	547	1,086	816

	On a Combined basis
Average transaction value (€)	H1 2022	H1 2021	2021	2020
North America	34.03	30.36	30.76	31.29
Northern Europe	25.16	24.52	24.30	23.03
UK and Ireland	24.68	22.70	23.01	23.75
Southern Europe and ANZ	23.69	22.19	22.24	22.20
Average Transaction Value	27.85	25.82	25.94	26.28

	On a Combined basis
Total GTV (€ millions)	H1 2022	H1 2021	2021	2020
North America	5,832	5,811	11,501	9,827
Northern Europe	3,722	3,646	7,190	5,049
UK and Ireland	3,260	3,230	6,647	4,515
Southern Europe and ANZ	1,373	1,429	2,840	2,057
Total GTV	14,187	14,117	28,178	21,448

	On a Combined basis
€ millions	H1 2022	H1 2021	2021	2020
Revenue
North America	1,271	1,226	2,470	2,111
Northern Europe	570	537	1,064	745
UK and Ireland	658	584	1,249	768
Southern Europe and ANZ	280	258	548	370
Total Revenue	2,779	2,605	5,331	3,994
Total Revenue less Order fulfilment costs	1,111	924	1,898	2,089
Adjusted EBITDA
North America	(4)	(20)	(28)	166
Northern Europe	124	135	256	217
UK and Ireland	(18)	(58)	(107)	237
Southern Europe and ANZ	(110)	(149)	(262)	(92)
Head office	(127)	(96)	(208)	(165)
Total Adjusted EBITDA	(134)	(189)	(350)	363

	IFRS-basis
€ millions	H1 2022	H1 2021	2021	2020
Loss for the period	(3,477)	(486)	(1,218)	(399)
Cash and cash equivalents as at 30 June	882	1,519	1,320	529

Appendix 2

Alternative Performance Measure reconciliations from the most directly comparable IFRS measures

Combined Revenue	Unaudited
	Six-month period ended 30 June 2022
€ millions	North America	Northern Europe	UK and Ireland	Southern Europe and ANZ	Head office	Consolidated
Revenue (IFRS)	1,271	571	658	281	-	2,781
Discontinued operations	-	(1)	-	(1)	-	(2)
Combined Revenue	1,271	570	658	280	-	2,779

	Unaudited
	Six-month period ended 30 June 2021
€ millions	North America	Northern Europe	UK and Ireland	Southern Europe and ANZ	Head office	Consolidated
Revenue (IFRS)	389	537	584	258	-	1,768
Combined Operations	836	-	-	-	-	836
Combined Revenue	1,226	537	584	258	-	2,605

	Unaudited
	Twelve-month period ended 31 December 2021
€ millions	North America	Northern Europe	UK and Ireland	Southern Europe and ANZ	Head office	Consolidated
Revenue (IFRS)	1,634	1,064	1,249	548	-	4,495
Combined Operations	836	-	-	-	-	836
Combined Revenue	2,470	1,064	1,249	548	-	5,331

	Unaudited
	Twelve-month period ended 31 December 2020
€ millions	North America	Northern Europe	UK and Ireland	Southern Europe and ANZ	Head office	Consolidated
Revenue (IFRS)	404	723	611	303	-	2,042
Combined Operations	1,706	22	157	66	-	1,952
Combined Revenue	2,111	745	768	370	-	3,994

Combined Adjusted EBITDA

Refer to note 4 in the Unaudited Condensed Consolidated Interim Financial Statements for a reconciliation of Adjusted EBITDA to Loss before income tax.

	Unaudited
	Six-month period ended 30 June 2022
€ millions	North America	Northern Europe	UK and Ireland	Southern Europe and ANZ	Head office	Consolidated
Adjusted EBITDA	(4)	122	(18)	(118)	(127)	(144)
Discontinued operations	-	1	-	8	-	9
Combined Adjusted EBITDA	(4)	124	(18)	(110)	(127)	(134)

	Unaudited
	Six-month period ended 30 June 2021
€ millions	North America	Northern Europe	UK and Ireland	Southern Europe and ANZ	Head office	Consolidated
Adjusted EBITDA	(3)	134	(58)	(149)	(95)	(171)
Combined Operations	(17)	0	-	-	(2)	(18)
Combined Adjusted EBITDA	(20)	135	(58)	(149)	(96)	(189)

	Unaudited
	Twelve-month period ended 31 December 2021
€ millions	North America	Northern Europe	UK and Ireland	Southern Europe and ANZ	Head office	Consolidated
Adjusted EBITDA	(11)	256	(107)	(262)	(207)	(331)
Combined Operations	(17)	-	-	-	(1)	(19)
Combined Adjusted EBITDA	(28)	256	(107)	(262)	(208)	(350)

	Unaudited
	Twelve-month period ended 31 December 2020
€ millions	North America	Northern Europe	UK and Ireland	Southern Europe and ANZ	Head office	Consolidated
Adjusted EBITDA	42	216	160	(79)	(140)	199
Combined Operations	124	1	76	(13)	(25)	164
Combined Adjusted EBITDA	166	217	237	(92)	(165)	363

Combined Revenue less Order fulfilment costs

	Unaudited
€ millions	H1 2022	H1 2021	2021	2020
Revenue less Order fulfilment costs	1,146	599	1,558	1,137
Discontinued operations	4	-	-	-
Combinations	-	303	303	953
Other items[1]	(39)	22	37	-
Combined Revenue less Order fulfilment costs	1,111	924	1,898	2,089
[1] Other items include, amongst others, restructuring costs, certain legal, tax, and regulatory matters, and certain insurance income and costs.